February 11, 2020

Shuky Sheffer
President and Chief Executive Officer
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

       Re: Amdocs Limited
           Form 20-F for the Fiscal Year Ended September 30, 2019
           Filed December 16, 2019
           File No. 001-14840

Dear Mr. Sheffer:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2019

Item 5. Operating and Financial Review and Prospects
Liquidity and Capital Resources, page 37

1. We note your normalized free cash flow measure excludes charges that required cash settlement. Such charges cannot be excluded from non-GAAP liquidity measures per Item
      10(e)(1)(ii)(A) of Regulation S-K. Please remove the measure or explain how it complies.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Shuky Sheffer
Amdocs Limited
February 11, 2020
Page 2

       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Melissa
Kindelan, Senior Staff Accountant at 202-551-3564 if you have questions.



FirstName LastNameShuky Sheffer                         Sincerely,
Comapany NameAmdocs Limited
                                                        Division of Corporation
Finance
February 11, 2020 Page 2                                Office of Technology
FirstName LastName